Buenos Aires, February 26th, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on November 12th, 13th, 14th, 15th, 19th, 21st, 22nd, 26th and 27th and December 2nd, 3rd and 4th 2019 and January 14th, 15th, 23rd, 24th, 27th, 30th and 31st and February 3rd, 4th, 5th, 6th, 11th, 12th, 13th, 14th , 18th , 19th, 20th and 21st 2020 in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on November 8th, 2019, as informed to the market on the Relevant Event published on that same date.

To this regard the Company has acquired, on February 24th, 25th and 26th 2020, a total of 363,138 ADRs (each representative of 25 ordinary shares of the Company), in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
02-24-20	119,138	12.831100	1,528,672	Invertir en Bolsa S.A.
02-25-20	122,000	12.759500	1,556,659	Invertir en Bolsa S.A.
02-26-20	122,000	12.423600	1,515,679	Invertir en Bolsa S.A.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations